Hawaiian Electric Exhibit 12.2

Hawaiian Electric Company, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Years ended December 31	2017	2016	2015	2014	2013
(dollars in thousands)
Fixed charges
Total interest charges	$70,234	$67,407	$67,178	$66,132	$64,130
Interest component of rentals	3,618	3,249	3,060	3,244	2,793
Pretax preferred stock dividend requirements of subsidiaries	1,539	1,453	1,443	1,444	1,421
Total fixed charges	$75,391	$72,109	$71,681	$70,820	$68,344
Earnings
Net income attributable to Hawaiian Electric	$121,031	$143,397	$136,794	$138,721	$124,009
Fixed charges, as shown	75,391	72,109	71,681	70,820	68,344
Income taxes	83,199	84,801	79,422	80,725	69,117
Interest capitalized	(5,375)	(3,727)	(3,265)	(3,954)	(7,097)
Earnings available for fixed charges	$274,246	$296,580	$284,632	$286,312	$254,373
Ratio of earnings to fixed charges	3.64	4.11	3.97	4.04	3.72